Filed by Crescent Financial Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ECB Bancorp, Inc.

Commission File No.: 001-35389

The following is a transcript of a conference call held by certain executive officers of Crescent Financial Bancshares, Inc. and ECB Bancorp, Inc. via webcast on September 25, 2012.

Terry Earley	Good morning, everybody. Thanks for joining our call and I’m going to turn it over to Scott Custer in just a second but I would ask that everybody put your phones on mute so everybody can hear as best they can. Again, thanks for joining us, and I’ll turn it over to Scott Custer, CEO of Crescent Financial Bancshares.
Scott Custer	Thanks, Terry. Just to reiterate for those folks that are joining, if you could put your phones on mute please. I hear a lot of background stuff from somebody. If you put phones on mute that would be great. I guess best laid plans don’t always work, so let’s just push forward. I hope you can hear me over that noise. The – we appreciate you being with us this morning. This is a exciting day for our company and I am joined here in Raleigh by my new partner, Dwight Utz, CEO of East Carolina Bank, and the two of us have some exciting news we want to share with you all and as we do that, I might just ask Dwight to make a couple of introductory comments and then I will quickly take us through the presentation deck that you all have here in front of you.
Dwight Utz	Thank you, Scott. Good morning everybody. This obviously is an extremely exciting day for ECB Bancorp and East Carolina Bank. Scott and I have built a great relationship over the last 90 days or so and we are excited to join a vibrant team at Crescent and at the end I’ll be more than happy to answer any questions. But Scott, thank you very much. We are thrilled to join.
Scott Custer	OK, thanks. In the spirit of efficiency and brevity, I think – let me walk us through the presentation that you’ve got here in front of you and then we’ll come back to questions and it might be the easiest way to do it; and as usual, I’ll begin with the obligatory cautionary statement regarding forward looking statements, so I’m sure that you’ve all read that, would commend that to your reading and memorization. So now that you have that memorized, let’s move on to page 2 and we’ll just touch quickly on the overview of the transaction itself. The transaction is a hundred percent stock deal with a price of $17.75 per share and relates to 3.55 shares of Crescent for each share of ECB for a deal value of $51.6 million. It does relate to a current price to tangible book value of $78.5 million. I’m sorry, excuse me - 78½ percent - I was already going down to the TARP there. We are assuming ECB’s TARP currently valued at $17.9 million; making an important note here at this point we believe there’s not a need for additional capital and one of the great things about this transaction is we do bolster our management team, not just with Dwight which you see here – Dwight’s role both with the bank as chairman and as the president of the holding company but with key members of Dwight’s team and really the entire team from East Carolina Bank. This is a very complementary transaction. Tom Crowder, East Carolina’s Chief Financial Officer who’s with us here will have a significant role with as the new company as Treasurer and Chief Investment Officer. Jim Burson will have a significant role in the new company helping drive revenues throughout our combined entity - combined operation and so we’re excited about the combined management of the company. You’ll note the new board representation and obviously this is subject to regulatory approval and shareholder approval with an estimated closing of first quarter 2013.

On page 3, let me give you a sense of why we believe this transaction makes so much sense. I’ll really just start with the top couple bullet points and it does create the largest community bank in eastern North Carolina. And that’s the market that I have personal experience in and have spent almost my entire career in this part of North Carolina. I know the markets that East Carolina operates in well and if you think about East Carolina and their history, the heritage of this 90-plus-year-old company, the stable of low cost deposits that they bring and the - more importantly the long tenured relationship that this company has and then you combine that with our ability to leverage that in some of the growth markets that we’re in today in the Triangle and Fayetteville, in the Sandhills and in the Triad, we believe that’s just a real unique combination that gives us a great path forward. The deal is day one accretive to both tangible book value and earnings per share and it does help Crescent utilize excess capital that we have here and based on our current model, this is a deal that creates a north of 20% IRR without any new capital. The great thing with both Dwight’s team and our team, we believe we’ve got a proven track record bringing deals together and we look at while there’s not a lot of market overlap in terms of branches, we do believe there’s significant synergies and cost savings that we will be able to realize in a reasonably short period of time.

Page 4 under the heading, a picture is worth a thousand words. I really see that right up front this a compelling transaction. The dots on the map are where I’ve spent most of my career where we believe we’ve now created a franchise that’s second to none. And if you take a look at where we stack up across the community banks in North Carolina, with $1.7 billion in deposits, we’re in that top tier of community banks in the State of North Carolina and I believe poised to compete in a very successful fashion with all of those banks just below the large companies. And quite honestly we believe we’re poised to compete well with those large companies as well.

Page 5 takes you through a little bit of the work we did around our diligence in this effort and obviously we had a focus on credit diligence. And I would say that the East Carolina management team, that the portfolio that they managed, has held up very well over the last five years of what we’ve all been through. And yet despite that, we’ve taken a very conservative approach to the portfolio. We’ve had a third-party credit review group in to do a complete scrub and you will note that while they had a high case loss estimate of $31 million, we’re taking a $40 million mark. The reason we’re doing that is because we were able with our credit team here to take a deeper look than just your typical third-party look and have been able to really dig into the portfolio with several filters and as you can see outlined in the top three bullets up there. And I think given that level of granularity that we’ve been able to go through in our diligence, we feel really good about our credit mark, the conservatism that surrounds that and if you look at the cumulative losses that we’ve built here, we believe that this is now a balance sheet that is well fortified for the future.

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Quickly pages 6 and 7 give you a glimpse at the pro forma balance sheet composition. I think the interesting thing I point to on page 6 is how both companies have been moving their balance sheet – excuse me, their loan portfolios more to a C&I book with a more diverse asset mix and away from more of the traditional - maybe what you see - the real estate dependency here. The Crescent balance sheet’s got nearly 30 – really 30% of its loans now in either owner occupied CRE or C&I, we group those together in the C&I bucket, with a growth in our mortgage business as well as you see the ECB portfolio in a similar fashion with even a little more diversity to it and the pro forma loan portfolio I think is again well positioned as we move forward. On page 7 on the deposit side again, I think the real compelling part of this transaction for both companies is the East Carolina core deposit book – the value of that book and we all know that while deposits, core deposits may not have the value today given the rate environment that they have, I think everybody will agree that over time franchises are valued on their deposit book and the quality of that deposit book and not only does ECB have a good book that you can see the CAGR of 21% demonstrating their ability to grow that book and when you dig even deeper and look at the average life of their deposit customer, it’s significantly longer than the average deposit customer and again a testament to their relationship management skills and ability.

So in summary, we believe this is a financially compelling transaction. We believe it’s built on very conservative assumptions and assumptions that will help drive the business and trajectory going forward. We believe that we’ve got a unique mix of great funding core deposit funding markets matched against asset generating markets that will help balance our business as we look out; and it gives us a foundation to continue to grow from, which is important, and so that’s where we’re headed. I’m going to stop there. I think I probably have maybe talked over some questions and hopefully there are questions and we’ll see if we can open it up to that right now.

Charlie Wohlhuter	Yes, I have a couple questions. This is Charlie Wohlhuter from Raymond James.
Scott Custer	Go ahead, Charlie.
Charlie Wohlhuter	OK, thank you. I don’t know if this would be more directed towards Terry or you, Scott, but in terms of the cost saves, I’m looking at the branch map and it looks like there’s some overlap in the Wilmington market. Will you be retaining those couple branches or have you – I guess I should say have you thought about potential branch closures?
Scott Custer	There is – really just it’s interesting in New Hanover County how we’re set up. We actually will have to - because of where ECB’s branches are and where our branches are - we’ll really have the county covered with a total of one, two, three, four – really four specific retail outlets, so that’ll be great. There is one opportunity for some consolidation and that’s where we have our main office there, we’ll probably continue to operate our main office to staff it with our commercial bankers, our mortgage bankers, but the ECB retail facility will be a good complement to that, so there really – despite there appearing to be some overlaps – there’s not a great deal of consolidation in that market. Really when you think about the consolidation, it’s really more of some of the redundant functions.
Charlie Wohlhuter	OK, all right. My next question is in regards to the credit mark. It looks like - now the $40 million credit mark - is that net of the allowance or – I’m looking at the slide on slide 5. It looks like on the right-hand side the column there - $40 million gross mark - so is that going to include ECB’s $10 or $11 million allowance?

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Scott Custer	I’ll let – it is a gross mark. Lee, you want to talk briefly to the credit mark methodology there?
Lee Roberts	That’s right. It is a gross mark. So they have $10.9 million of loan loss reserves currently.
Charlie Wohlhuter	OK.
Terry Earley	This is Terry. Their existing ALLL - when we do the day one valuation and apply the purchase accounting, that ALLL will get wiped out in that process and the $40 million credit mark will go against specific loans and effectively reduce the basis for the expected losses over the life of the loans.
Charlie Wohlhuter	OK, all right, thank you, Terry. I will get back in the queue and let anyone else pose any questions.
Scott Custer	Thank you for that. Other questions?
Russ Haberman	Yes, this is Russ Haberman – Haberman Management Corp. A quick question for Dwight.
Dwight Utz	Yes, Russ.
Russ Haberman	Dwight, how are you? Was this an auction? Did you put yourself out for bid? How did the whole thing come about? The last time I had spoken to you, you were on your way to trying to pay down your TARP within I don’t know within, I don’t know, a couple quarters and didn’t seem to have a lot of interest in making a merger. Could you sort of give us some of your thoughts about it?
Dwight Utz	Sure. Russ, the answer is no. This was not a bid. Scott and I began discussions several weeks ago but no, it is not a bid.
Russ Haberman	And just your thoughts on the overall price of the 78 or 80% of book - you were satisfied and you think your shareholders will be satisfied with the valuation?
Dwight Utz	Yes, Russ, we do. The board took a lot of time in analyzing the transaction. We believe that it is an incredible opportunity for shareholder value creation. As you know, we have gone through a potential capital raise that was not successful but the board felt that this was the right opportunity with the right partner at the right strike price. Tom, any other thoughts?
Tom Crowder	Just one. The directors also looked at what they feel is a two-phased valuation process. First one is that we’re immediately getting the shareholder a better valuation today than they had yesterday, but the combined company and its potential to move it forward over the next three years is substantial. So when you look at it three years out, the potential return over where we started is quite drastic. We cannot get there by ourselves in three years to where we will be combined with Crescent. The overall return to the investor is going to be substantially better using this combination than if we would try to slug it by out ourselves.
Dwight Utz	Russ, look, the other thing that we took into strong consideration is the fact that Scott and his team are very familiar with eastern North Carolina. I think if you look at Scott and his team’s background, they understand eastern North Carolina and the complement of both parties was another strong point that our directors looked at and considered. So a combination of multiples of views from our directors.

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Russ Haberman	Just one technical question. Is there a walk away based on your purchasers of stock if it falls below I guess, is there a collar or something, that if it falls below a certain level, you could walk away?
Dwight Utz	Russ, the answer is no.
Russ Haberman	Ok. Or is there any adjustment to the exchange ratio based on some sort of changes in shareholders’ equity or non-performance or anything like that?
Dwight Utz	Again, Russ, the answer is no.
Russ Haberman	Ok. Best of luck guys. Thank you.
Dwight Utz	Thank you, Russ.
Brady Haley	Hey Scott. It’s Brady Haley with KBW. Can you hear me?
Scott Custer	Hey, how are you?
Brady Haley	Good.
Scott Custer	Yes, loud and clear.
Brady Haley	OK. I was just wondering what the strategy is from here. You know you’ve done a good job consolidating you know companies with the capital that you raised and it seems like that your capital is pretty much deployed. I mean do you still want to focus on acquisition – on an acquisition strategy or does it turn more internal and do you start looking at organic growth as the primary reason to grow from here on out?
Scott Custer	Yeah, I think that’s a great question and the answer is yes, across all those – I think there were like three questions maybe in there. I would just yes to all of the above. We really view this as a – we have a three-pronged approach to how we’re going to run the company. Number one, and first and foremost, we’ve got to integrate what we’ve got, and we’re in the process of doing that. If you think about it, taking a step back even from the ECB transaction, we’re in the process of putting VantageSouth and Crescent together, which we will do in the next 45 to 60 days. And we’ll get that behind us and have that I believe going well. Then in the first quarter we will begin the work on putting - even before that - we’ll begin thinking about how we bring Crescent and ECB together, and so obviously integrating our franchises is what we’ve got to do first here. Along with that, we’re very focused on growing our business and if you take a look at our growth trends that we’ve got in place right now, I think they’re significant. At VantageSouth for instance, we’re the number one SBA lender in the State of North Carolina thus far in 2012 through the first 10 months of the SBA year. We’re doing that through our smaller subsidiary, which shows that how we’ve been able to create a small – I wouldn’t even call it a niche business – but a very focused business and create significant revenue through that. We’ve tripled the size of our mortgage business. At ECB, they’ve got an agricultural business that’s done extremely well that we think we can leverage. So there are leverage points between the companies that are set up perfectly for more organic growth and we can really do well there over time. And then finally, the answer is we will continue to look for strategic growth opportunities. Our board – I believe our combined board – is supportive of our strategy. They’ve been – they’ve deployed – we’ve leveraged the capital we have deployed, but I believe I speak for our board in that we would be interested in finding new ways to deploy more capital over time for the right opportunity, and that’ll be in due course.

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Brady Haley	OK.
Dwight Utz	Brady, this is Dwight. I think the other comment is as you and I have talked in the past, the other real key component to our interest in the transaction is this is a very similar strategy to what we have, and when Scott and I began these discussions, it just all came together in that you know what I talked about on the three legs of the stool – both organic, market expansion and strategic acquisition, so this is a great fit for both parties with a very similar business alignment.
Brady Haley	OK. And then one last question. So if you look at tangible book value per share for Crescent is about $3.30 a share as of the end of June. You know after you merge in VantageSouth and after you finish acquiring East Carolina, where does pro forma tangible book shake out on a per-share basis?
Terry Earley	Good question. We’re seeing it right now at about 9 cents a share, accretive.
Brady Haley	OK, so after everything is said and done, your book per share on a tangible basis will be about $3.40?
Terry Earley	Yes, in that ballpark, including all our estimated one-time costs.
Brady Haley	OK. And then when you look at core earnings you know that ECB will obviously be accretive to core earnings. You know, what’s the metric on that? Where do you think after all the dust settles on a per-share basis core earnings will be?
Terry Earley	It’s going to be pretty accretive, because you know we’re going to combine Vantage, take out the cost there, and then obviously close the cost save here and as we move to implement our organic growth strategy. Yeah – that’s one that we have not issued the guidance on at this stage and I mean you know so many of these folks are going to be developing their own models. We look forward to take this and look at the assumptions and what they’re going to be suggesting. Our view is that we’re pretty bullish knowing what’s going on in the company at this stage.
Brady Haley	OK. And then maybe to approach the question a little differently. So if you look at it from a ROA perspective, you know do you think that a core ROA, you know now that most of your capital has been levered, do you think you can achieve a one ROA you know within the next two years worth of time frame?
Scott Custer	I would say that would be certainly a – that ought to be a realistic goal, yes. What I would say is you know once we’re able to get our companies put together, you know you’re looking at three different companies today, one of which – Crescent – we’ve only owned for less than a year. So you’ve got a lot of things on the move with respect to an earnings run rate that you can hang your hat on. We’re still dealing with some of the nuances of purchase accounting out of the Crescent portfolio. Obviously we don’t really disclose VantageSouth earnings except through call report data. There will be some nice consolidation efficiencies once we’ve put VantageSouth together with Crescent, which we have yet to realize, but we will have those fully phased in for 2013 and then obviously as we get into the cost saves and the earnings improvement by bringing East Carolina on early in 2013, it certainly is realistic to see where the earnings potential of this company should be significant.

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Terry Earley	Coupled with one more comment. If you think about - one of those things we’ve been talking about is the ability to leverage and deploy their strong core funding base into our markets which have stronger loan growth and so as you think about the mix of earning assets, my hunch is you’ll see a greater allocation of the mix in the course of the loan portfolio given our strong pipeline of demand.
Brady Haley	OK. All right, thanks for the color, guys, and congrats on the deal.
Scott Custer	Thanks, Brady.
Chris Marinac	Hey Scott, it’s Chris Marinac, and I wanted to ask if you could talk a little bit about the lending opportunity in eastern North Carolina. Not the beach per se, but Wilmington and Fayetteville and Greenville post-merger.
Scott Custer	Sure, thanks Chris. And I would – what we’ve been able to see since we’ve invested in Crescent and been in the Triangle – obviously people know the Raleigh-Cary market is pretty dynamic. But the secret to what our success has been is the ability to recruit and attract new talent and new bankers and I really attribute a lot of that to our president Steve Jones who’s got a life, a career worth of experience in North Carolina. And Steve – Steve is from Fayetteville – he’s a graduate of East Carolina University and I think he knows every banker in eastern North Carolina. And so as we look at markets like Wilmington, Greenville, we would, with Dwight’s team’s help, we would look at trying to duplicate what we’ve been able to do here, which is take the talent we have, complement that with some talent that’s available in the market, and really be able to drive and ramp up business loans, commercial loan growth, and create sustainable pipelines. We’ve been the beneficiary of some dislocation that you all are aware of whether it’s the Wells/Wachovia dislocation or PNC/RBC dislocation or just simply big bank dislocation or other small bank inability to maybe grow like they’ve grown in the past. So there – in some of these mid-sized markets like Greenville, Washington, New Bern, Morehead City, Wilmington, Jacksonville, Elizabeth City – these are all – while they’re not huge markets, they are very good small and medium-sized business markets that have great opportunities for growth in them and these – as I said – these are the places where I grew up and know a lot of the people in these markets.
Scott Custer	Are there other questions? … OK. Have we run out? Are we at a end point here? Did I hear somebody? OK. Thank you all for your time, your attention, your questions, and we appreciate your interest in Crescent Financial and East Carolina Bank. Thank you.

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Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Crescent Financial Bancshares, Inc. (“CRFN”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a joint proxy statement/prospectus of CRFN and ECB Bancorp, Inc. (“ECBE”). The companies will file with the SEC other relevant materials in connection with the proposed merger, and will mail the joint proxy statement/prospectus to their respective shareholders.  SHAREHOLDERS OF BOTH CRFN AND ECBE ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING CRFN, ECBE AND THE PROPOSED MERGER. You will be able to obtain a free copy of the Registration Statement, as well as other filings containing information about Crescent Financial Bancshares, Inc. at the SEC’s Internet site (http://www.sec.gov). The documents can also be obtained, without charge, by directing a written request to either Crescent Financial Bancshares, Inc., 3600 Glenwood Avenue, Suite 300, Raleigh, NC 27612, Attention: Terry Earley, Executive Vice President and Chief Financial Officer, or ECB Bancorp, Inc., Post Office Box 337, Engelhard, NC 27824, Attention: Tom Crowder, Chief Financial Officer.

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CRFN, ECBE and their respective directors and executive officers may be deemed to be “participants” in the solicitation of proxies from the shareholders of CRFN and ECBE in favor of the merger. Information about the directors and executive officers of ECB Bancorp, Inc. and their ownership of ECBE common stock is set forth in ECBE’s definitive proxy statement filed with the SEC on April 27, 2012 and available at the SEC’s Internet site (http://www.sec.gov) and from ECB Bancorp, Inc. at the address set forth in the preceding paragraph. Information about the directors and executive officers of Crescent Financial Bancshares, Inc. and their ownership of CRFN common stock is set forth in CRFN’s definitive proxy statement filed with the SEC on April 5, 2012 and available at the SEC’s internet site (http://www.sec.gov) and from CRFN at the address set forth in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.

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